UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Diversey, Inc.

File No. 333-97427 - CF#25304

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Diversey, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2010, as amended.

Based on representations by Diversey, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through May 23, 2013
Exhibit 10.31	through May 2, 2017
Exhibit 10.32	through May 2, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director